Exhibit 1.01

Exhibit 1.01 Conflict Minerals Report of Cohu, Inc.

This report for the twelve months ended December 31, 2015 is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the “Rule”).

Forward Looking Statements

This Form SD and the exhibit attached hereto contains certain forward-looking statements relating to due diligence and compliance process improvements. Such forward-looking statements are based on management’s current expectations and beliefs and are not a guarantee of future performance and are subject to a number of uncertainties and other factors primarily whether industry organizations and initiatives such as the Electronic Industry Citizenship Coalition (“EICC”) and Conflict-Free Sourcing Initiative (“CSFI”) remain effective as a recognized source of external support in the conflict minerals compliance process. Such risks and uncertainties may be outside of management’s control which could cause actual events to differ materially from those expressed or implied by the statements made herein and we undertake no obligation to publicly update any forward-looking statements.

Background

In 2010, the United States Congress enacted Section 1502 of the Dodd Frank Financial Reform Act (the “Act”), which issued rules requiring certain companies to disclose their use of conflict minerals if those minerals are “necessary to the functionality or production of a product” manufactured by those companies. Under the Act, those minerals include tantalum, tin, gold and tungsten (3TG) and herein are referred to as “Conflict Minerals”.

Congress enacted this legislation due to concerns that the exploitation and trade of Conflict Minerals by armed groups is helping to finance conflict in the Democratic Republic of Congo (“DRC”) region and surrounding areas (Angola, Burundi, Central Africa Republic, Rwanda, South Sudan, Tanzania, Uganda, and Zambia) and is contributing to a humanitarian crisis.

Adherence to the Law

Cohu, Inc. (“Cohu”, “we”, “our” and “us”) is committed to sourcing components and materials from companies that share our corporate values regarding respect for human rights and integrity. Cohu corporate responsibility involves taking meaningful steps to ensure that the raw materials, components and sub-assemblies we receive from our supply chain are responsibly sourced. We will not support any vendor or other entity in our supply chain that extracts or transports materials defined as Conflict Minerals and uses the resulting financial or other resources to fund or support conflict in the DRC or any other country that could potentially contribute to human rights violations.

Cohu has adopted and published policies on Conflict Minerals and Supplier Code of Conduct, which are publicly available on our website at www.cohu.com/about/responsibility. Since the adoption of the Act, we have worked to strengthen our engagement with our suppliers through the fulfillment of the supplier code of conduct and by incorporating portions of the code of conduct into contracts with our suppliers. In summary, Cohu expects all vendors and suppliers to:

●	Purchase materials from legitimate sources not involved in funding conflict in the DRC and surrounding areas.

●	Avoid the use of Conflict Minerals which may directly or indirectly finance or benefit armed groups in the DRC or adjoining countries.

●	Confirm that all Conflict Minerals purchased are conflict-free, based on personal knowledge and / or written guarantees provided by the supplier.

●	Cooperate with our due diligence process that Cohu has established to comply with the Act.

Our Company and Products

We are a leading supplier of semiconductor test and inspection handlers, micro-electro mechanical system (“MEMS”) test modules, test contactors and thermal sub-systems used by global semiconductor manufacturers and test subcontractors. We develop, manufacture, sell and service a broad line of equipment capable of handling a wide range of integrated circuits and light-emitting diodes (“LEDs”). Test handlers are electromechanical systems used to automate testing of integrated circuits and LEDs in the back-end of the semiconductor manufacturing process. Testing determines the quality and performance of the semiconductor device prior to shipment to customers. Testers are designed to verify the performance of semiconductor devices, such as microprocessors, logic, analog, memory or mixed signal devices. Handlers are automated systems engineered to thermally condition and present for testing the packaged semiconductor devices. The majority of test handlers use either pick-and-place, gravity-feed, turret or test-in-strip technologies. The type of packaged device, test parallelism, thermal requirements and signal interface requirements normally determines the appropriate handling approach. Our products, like virtually all companies in the semiconductor and electronics industries, contain various metals including tantalum, tin, tungsten and gold, which originate in mines throughout the world.

Like other companies in the semiconductor and electronics industries, we have a complex globally dispersed supply chain with multiple tiers of suppliers between Cohu and the actual mining of the Conflict Minerals used in our products. As a downstream company, we do not directly purchase these minerals, nor do we have any direct relationship with mines or smelters that process these minerals. Therefore, we must rely on the good faith efforts of our suppliers and component manufacturers, including sub-tier suppliers, to provide us with information on the origin of the materials contained in our products and product components.

Pursuant to Section 1502 of the Dodd-Frank Wall Street Reform and Consumer Protection Act, the Company is required to make certain inquires and perform certain due diligence with respect to any Conflict Minerals that are necessary to the functionality or production of a product manufactured or contracted to be manufactured by the Company or any of its subsidiaries.

For the current reporting period we conducted a Reasonable Country of Origin Inquiry (“RCOI”), regarding those materials and parts provided by our suppliers.

Due Diligence Process

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We used the due diligence framework advocated by the Organization for Economic Co-operation and Development (“OECD”), as tailored for downstream companies and among other actions, implemented the internal due diligence guidance of the OECD as it pertains to Conflict Minerals sourcing.

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We established an internal Conflict Minerals Compliance Team (“Team”) to support our supply chain due diligence. This internal conflict minerals compliance team included Management and appropriate employees within our quality, supply chain, finance and operations departments.

●	The first step of our internal due diligence was to evaluate our products to determine if they contain any Conflict Minerals that are necessary to the product’s functionality or production.

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After determining that certain of our products contained Conflict Minerals necessary to product functionality, we performed a review of our list of suppliers that provide us with those items identified as containing Conflict Minerals. We utilized the Conflict Free Sourcing Initiative’s (“CFSI”) standardized supplier survey and its Conflict Minerals Reporting Template (“CMRT”) to gather information that would enable us to evaluate the source and chain of custody of the materials that suppliers provided.

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The primary purpose of the CMRT is to determine the source of the identified Conflict Minerals to identify whether (i) Conflict Minerals sourced by our suppliers originated in the DRC and (ii) smelters used by our suppliers (or our supplier’s suppliers) have been validated as compliant in accordance with the CFSI’s Conflict Free Smelter Program (“CFSP”), including the country of origin, location of the mine or the smelter from which the materials were produced, or determine if the materials originated from scrap or recycled sources.

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The Team categorized our suppliers into three types: manufacturing partners; component suppliers; and logistics and service providers. For purposes of our current year RCOI, logistics and service providers were excluded as we concluded that they do not provide Cohu with any materials within the scope of the Act. Subsequently, as it relates to our manufacturing partners and components suppliers surveyed (collectively referred to as “in-scope suppliers”) our RCOI due diligence performed was conducted per guidelines fostered by the OCED and the Global e-Sustainability Initiative (“GeSI”) as follows:

o

We defined our supply chain due diligence scope of work to include our in-scope suppliers and we encouraged them to join EICC to further provide transparency evidencing their commitment to becoming conflict-free and to engage with our industry’s effort to achieve the OCED mission of cultivating transparent mineral supply chains and sustainable corporate engagement in creating a responsible global minerals supply chain. Supplier members execute and post their CMRT’s on the EICC site documenting countries of origin for the conflict minerals contained in their products.

o	We employed an EICC online application to collect, validate, manage and aggregate the data reported in the CMRT’s posted by our suppliers and reported the results to senior management.

o	We contacted our suppliers whose responses contained incomplete or unclear information to request further clarification.

o

We performed risk mitigation efforts with suppliers we identified to be out of conformity with our conflict minerals policy and supplier code of conduct by working with them to bring them into compliance.

o

We cross referenced the smelter information provided by our suppliers against the conflict free smelter list provided by the CFSI to validate our supplier conformance. This conflict free smelter list was developed for verification of those smelters that are compliant in accordance with OECD guidance and have been subject to an independent third party audit to assess whether a smelter entity employed EICC policies, practices, and procedures to source conflict free minerals.

There are inherent limitations in our due diligence process. Cohu is an indirect purchaser of Conflict Minerals and our due diligence measures provide reasonable, not absolute, assurance regarding the source and chain of custody of the Conflict Minerals we utilize. As we do not have a direct relationship with smelters and refineries, we rely on the efforts of our suppliers to provide us with up-to-date and accurate smelter and refinery sourcing information. In turn, our suppliers seek similar information within their own supply chains to identify the original sources of Conflict Minerals and such sources of information may produce inaccurate or incomplete information. The adoption and utilization of the industry standard templates, tools and the EICC-ON application aids us in establishing consistency and transparency throughout our supply chain.

We surveyed 738 suppliers with a 73% response rate. As a result of our review of the supplier declarations received we have determined that the majority of the respondents have identified certified smelting facilities that are included on the CFSI conflict free smelter list. Additionally, no facilities were identified as being located within the DRC region. The remainder of identified smelters had not yet received a conflict free certification by an independent 3rd party, thus are not yet certified as being conflict free.

Based on our due diligence efforts, as described herein, we do not have sufficient information to conclusively determine the countries of origin of the Conflict Minerals in our products or whether the minerals in our products are from recycled or scrap sources. However, based on the information provided by our suppliers, as well as from the CFSI and other sources, we believe that the countries of origin of the Conflict Minerals contained in our products include the countries listed in below. Pursuant to the Rule, this report is not subject to an independent private sector audit.

Cohu utilizes certain small businesses, both domestic and international, within our supply chain. Some of these suppliers have difficulty performing due diligence at their level of the supply chain for various reasons stemming from their diminutive size and resource constraints. Accordingly, we continue our ongoing improvement effort with our in scope suppliers which has resulted in both quantitative and qualitative improvements in their responses.

Identified 3TG Sourcing Information

Based on the results of our due diligence procedures described in this report, the table below sets forth a summary of Conflict Minerals and countries of origin information collected as a result of our RCOI efforts for the current reporting period.

Conflict Mineral	Countries of origin and other sources may include:
Gold

Australia, Belgium, Brazil, Canada, Chile, China, Germany, India, Indonesia, Italy, Japan, Kazakhstan, Korea, Kyrgyzstan, Mexico, Netherlands, Philippines, Russia, Saudi Arabia, Singapore, South Africa, South Korea, Spain, Sweden, Switzerland, Taiwan, Thailand, Turkey, United States, Uzbekistan, Zimbabwe

Tin	Belgium, Bolivia, Brazil, China, Germany, India, Indonesia, Japan, Malaysia, Peru, Philippines, Poland, Russia, Taiwan, South Korea, Spain, Taiwan, Thailand, United States
Tantalum	Austria, Brazil, China, Estonia, Germany, India, Japan, Kazakhstan, Mexico, Russia, South Africa, Thailand, United States
Tungsten	Austria, Belgium, Canada, China, Germany, Japan, Luxembourg, Korea, Malaysia, Russia, United States, Vietnam

Cohu will continue to improve our compliance processes and procedures to mitigate the risk of exposure to Conflict Minerals from the DRC and surrounding areas. In particular, we have taken the following steps to continually improve our due diligence processes:

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We continue to incorporate Conflict Minerals compliance requirements into our supplier contracts, supplier performance review and retention process and require that all new suppliers be able to provide us with their Conflict Minerals compliance status during the supplier on-boarding and qualification process.

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We have funded an effort to translate conflict minerals compliance training material into the national language of our offshore supply chain which we are working with our industry collaborators to disseminate.

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We are establishing a supplier risk management strategy in the event a supplier is identified as having a higher risk of non-compliance with our policies. This strategy includes: continuing trade throughout the course of measurable risk mitigation efforts; temporarily suspending trade while pursuing ongoing measurable risk mitigation; or disengaging with the supplier after failed attempts at mitigation or where we deem risk mitigation not feasible or unacceptable.

●	We employ risk management actions to monitor and track performance of risk mitigation efforts and report results back to designated senior management.

We are establishing a compliance, escalation and resolution process in the event we identify minerals as having been sourced within DRC countries and surrounding areas. The process would be applied to a supplier who reports having obtained materials from the DRC and will involve placing the supplier on notice for corrective action and/or re-sourcing the offending component from a non-DRC source.

Additionally, we continue to support, promote and will rely on industry initiatives, such as the EICC, GeSI and CFSI, to validate that the sources of the minerals used in our products are not contributing to human rights violations.